CERTIFICATE OF QUALIFIED PERSON

TIMOTHY J. CAREW
Reserva International LLC
P.O. Box 19848
Reno, NV 89511 USA
Email: timc@reservainternational.com

I, Timothy Carew, P. Geo. do hereby certify that:

1. I am the Principal of Reserva International LLC

2. I have graduated from the following Universities with degrees as follows:

University of Rhodesia,	B.Sc. Geology	1973
University of Rhodesia,	B.Sc. (Hons) Geology	1976
Royal School of Mines (UK)	M.Sc. Mineral Prod. Management	1982

3. I am a member in good standing of the following professional associations:
   Association of Professional Engineers and Geoscientists of British Columbia
   Institute of Mining, Metallurgy and Materials
   Canadian Institute of Mining and Metallurgy
   Society of Mining Engineers

4. I have worked in mining geology and engineering for over 35 years since my graduation from the University of Rhodesia.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101. I am independent of Cerro Resources NL. and all their subsidiaries as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

6. I am responsible for the overall review of Section 14, and the preparation of Section 14.8 and for the supervision and collation of the technical report titled **"Technical Report - First Stage Heap Leach Feasibility Study, Cerro del Gallo Project, Guanajuato, Mexico"** and dated June 29th, 2012 (the "Technical Report") relating to the Cerro del Gallo property. I visited the Cerro Del Gallo property for two days December 16th, 2009.

7. I have had no previous involvement with Cerro Resources NL. on the property that is the subject of this Technical Report. I did visit the Cerro del Gallo site during June, 2010, which is the subject of the Technical Report.

8. To the best of my knowledge, information and belief, those sections for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 29th Day of June, 2012

(signed) *Tim Carew* Carew